

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 5, 2009

Via facsimile and U.S. mail

Howard G. Ervin, Esq.
Vice President, Legal Affairs
Cerus Corporation
2411 Stanwell Drive
Concord, California 94520

    Re: **Cerus Corporation**
                Annual Report on Form 10-K
                for the fiscal year ended December 31, 2008
                Filed March 13, 2009
                File No. 000-21937

Dear Mr. Ervin:

       We have completed our review of your Form 10-K for the fiscal year ended December 31, 2008 and related filings and do not, at this time, have any further comments.

       Please contact Joe McCann at (202) 551-6262 or me at (202) 551-3635 with any questions.

                        Sincerely,

                        Tim Buchmiller
                        Senior Attorney